

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Richard Chin
Chief Executive Officer
SK Growth Opportunities Corporation
55 E 59th Street, 11th Floor
New York, NY 10022

      Re: SK Growth Opportunities Corporation
         Draft Registration Statement on Form S-1
         Submitted February 25, 2022
         CIK No. 0001912461

Dear Mr. Chin:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Ambrogi at 202-551-4821 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: Tamar Donikyan, Esq.